CUSIP No. 282914100                                                 Page 1 of 13

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                              (AMENDMENT NO.___ )*

                                    8X8, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.10
                         (Title of Class of Securities)

                                    282914100
                                 (CUSIP Number)

                                December 14, 2005
             (Date of Event which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

CUSIP No. 282914100                   13G                           Page 2 of 13

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Castlerigg Master Investments Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a) [x]
    (b) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

               British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

             0

6.  SHARED VOTING POWER

             3,571,429 shares of Common Stock

             Warrants to acquire up to 892,857 shares of Common Stock (See Item
             4)

7.  SOLE DISPOSITIVE POWER

             0

8.  SHARED DISPOSITIVE POWER

             3,571,429 shares of Common Stock

             Warrants to acquire up to 892,857 shares of Common Stock (See Item
             4)

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,571,429 shares of Common Stock

             Warrants to acquire up to 892,857 shares of Common Stock (See Item
             4)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*       [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             7.65%

12.  TYPE OF REPORTING PERSON* CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 282914100                   13G                           Page 3 of 13

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Sandell Asset Management Corp.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) [x]
        (b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER

             0

6. SHARED VOTING POWER

                    3,571,429 shares of Common Stock

                    Warrants to acquire up to 892,857 shares of Common Stock (See Item 4)

7. SOLE DISPOSITIVE POWER

             0

8. SHARED DISPOSITIVE POWER

                    3,571,429 shares of Common Stock

                    Warrants to acquire up to 892,857 shares of Common Stock (See Item 4)

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,571,429 shares of Common Stock

                    Warrants to acquire up to 892,857 shares of Common Stock
                   (See Item 4)

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES* [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    7.65%

12.     TYPE OF REPORTING PERSON*
                    CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 282914100                   13G                           Page 4 of 13

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Castlerigg International Limited

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a) [x]
    (b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

               British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER

              0

6. SHARED VOTING POWER

              3,571,429 shares of Common Stock

              Warrants to acquire up to 892,857 shares of Common Stock (See Item
               4)

7. SOLE DISPOSITIVE POWER

              0

8. SHARED DISPOSITIVE POWER

              3,571,429 shares of Common Stock

              Warrants to acquire up to 892,857 shares of Common Stock (See Item
              4)

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,571,429 shares of Common Stock

              Warrants to acquire up to 892,857 shares of Common Stock (See Item
              4)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES* [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             7.65%

12. TYPE OF REPORTING PERSON*
             CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 282914100                   13G                           Page 5 of 13

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Castlerigg International Holdings Limited

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a) [x]
    (b) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

               British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER

             0

6. SHARED VOTING POWER

              3,571,429 shares of Common Stock

              Warrants to acquire up to 892,857 shares of Common Stock (See Item
              4)

7. SOLE DISPOSITIVE POWER

              0

8. SHARED DISPOSITIVE POWER

              3,571,429 shares of Common Stock

              Warrants to acquire up to 892,857 shares of Common Stock (See Item
              4)

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,571,429 shares of Common Stock

              Warrants to acquire up to 892,857 shares of Common Stock (See Item
              4)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES* [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             7.65%

12. TYPE OF REPORTING PERSON*
             CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 282914100                   13G                           Page 6 of 13

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Thomas E. Sandell

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

   (a) [x]
   (b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

             Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER

             0

6. SHARED VOTING POWER

             3,571,429 shares of Common Stock

             Warrants to acquire up to 892,857 shares of Common Stock (See Item
             4)

7. SOLE DISPOSITIVE POWER

             0

8. SHARED DISPOSITIVE POWER

             3,571,429 shares of Common Stock

             Warrants to acquire up to 892,857 shares of Common Stock (See Item
             4)

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,571,429 shares of Common Stock

             Warrants to acquire up to 892,857 shares of Common Stock (See Item
             4)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES* [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             7.65%

12. TYPE OF REPORTING PERSON*
            IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 282914100                   13G                           Page 7 of 13

ITEM 1(a).      NAME OF ISSUER:

            8X8, Inc., a Delaware corporation (the "Issuer").

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            3151 Jay Street
            Santa Clara, CA 95054

ITEM 2(a).      NAME OF PERSON FILING:

     The names of the persons filing this statement on Schedule 13G are:
Castlerigg Master Investments Ltd., a British Virgin Islands company ("Castlerigg Master Investments"), Sandell Asset Management Corp., a Cayman Islands exempted company ("SAMC"), Castlerigg International Limited, a British Virgin Islands company ("Castlerigg International"), Castlerigg International Holdings Limited, a British Virgin Islands company ("Castlerigg Holdings"), and Thomas E. Sandell, a citizen of Sweden ("Sandell").

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The principal business address for each of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands, Antilles.

     The principal business address for each of SAMC and Sandell is 40 West 57th Street, 26th Floor, New York, New York 10019.

ITEM 2(c).      CITIZENSHIP:

     Each of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings is a company formed under the laws of the British Virgin Islands.

     SAMC is a Cayman Islands exempted company.

     Mr. Sandell is a citizen of Sweden.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

     Common Stock, par value $.001 per share (the "Common Stock")

ITEM 2(e).      CUSIP NUMBER:

     282914100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

CUSIP No. 282914100                   13G                           Page 8 of 13

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e) [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

          The Reporting Persons beneficially own 3,571,429 shares of Common Stock, and Warrants to acquire up to 892,857 shares of Common Stock.

     (b) Percent of Class:

          The Issuer's quarterly report that was filed on Form 10-Q that was filed on November 9, 2005, indicates there were 53,888,232 shares of Common Stock outstanding as of October 27, 2005. Therefore, based on the Issuer's outstanding shares of Common Stock, the Common Stock that will be issuable to Castlerigg Master Investments Ltd. pursuant to the Securities Purchase Agreement, dated as of December 14, 2005. by and among the Company and the Investors thereto (the "Securities Purchase Agreement"), and the Common Stock that will be issuable to Castlerigg Master Investments upon exercise of the Warrants that will be issued to Castlerigg Master Investments pursuant to the Securities Purchase Agreement, the Reporting Persons may be deemed to beneficially own 7.65% of the outstanding shares of Common Stock of the Issuer. Upon the closing of the Stock Purchase Agreement, the additional investors will be issued an additional 3,571,429, of Common Stock which will reduce the percentage beneficially held by the Reporting Persons to 7.21%. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

     (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote

                                 Not applicable.

CUSIP No. 282914100                   13G                           Page 9 of 13


          (ii) Shared power to vote or to direct the vote of shares of Common
Stock:

               Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, SAMC and Mr. Sandell will have the shared power to vote or direct the vote of 3,571,429 shares of Common Stock that will be issued to Castlerigg Master Investments pursuant to the Securities Purchase Agreement, and 892,857 shares of Common Stock that would be issuable to Castlerigg Master Investments upon exercise of the Warrants pursuant to the Securities Purchase Agreement.

          (iii) Sole power to dispose or to direct the disposition of shares of Common Stock:

                Not applicable.

CUSIP No. 282914100                   13G                          Page 10 of 13

          (iv) Shared power to dispose or to direct the disposition of shares of Common Stock:

               Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, SAMC and Mr. Sandell have the shared power to dispose or to direct the disposition of the 3,571,429 shares of Common Stock that will be issued to Castlerigg Master Investments pursuant to the Securities Purchase Agreement, and 892,857 shares of Common Stock that would be issuable to Castlerigg Master Investments upon exercise of the Warrants pursuant to the Securities Purchase Agreement.


ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                PERSON.

     Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     The shares of Common Stock beneficially owned by the Reporting Persons are owned directly by Castlerigg Master Investments. Castlerigg Holdings is the controlling shareholder of Castlerigg Master Investments and Castlerigg International is the controlling shareholder of Castlerigg Holdings.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     See Exhibits A and B attached hereto.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10.        CERTIFICATION.

     By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 282914100                   13G                          Page 11 of 13

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:  December 15, 2005  CASTLERIGG MASTER INVESTMENTS LTD.
                           By: Sandell Asset Management Corp.
                                 As Investment Manager


                            By: /s/ Thomas E. Sandell
                                   ---------------------
                               Name:   Thomas E. Sandell
                               Title:  Chief Executive Officer


                           SANDELL ASSET MANAGEMENT CORP.


                           By: /s/ Thomas E. Sandell
                               ---------------------
                           Name:   Thomas E. Sandell
                           Title:  Chief Executive Officer



                           CASTLERIGG INTERNATIONAL LIMITED


                           By: /s/ Thomas E. Sandell
                               ---------------------
                           Name:   Thomas E. Sandell
                           Title:  Director


                           CASTLERIGG INTERNATIONAL HOLDINGS LIMITED


                           By: /s/ Thomas E. Sandell
                               ---------------------
                           Name:   Thomas E. Sandell
                           Title:  Director


                           /s/ Thomas E. Sandell
                           ---------------------
                               Thomas E. Sandell

CUSIP No. 282914100                   13G                          Page 12 of 13


                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of 8X8, Inc. dated as of December 15, 2005 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated:  December 15, 2005  CASTLERIGG MASTER INVESTMENTS LTD.
                           By: Sandell Asset Management Corp.
                                 As Investment Manager


                            By: /s/ Thomas E. Sandell
                                   ---------------------
                               Name:   Thomas E. Sandell
                               Title:  Chief Executive Officer


                           SANDELL ASSET MANAGEMENT CORP.


                           By: /s/ Thomas E. Sandell
                               ---------------------
                           Name:   Thomas E. Sandell
                           Title:  Chief Executive Officer



                           CASTLERIGG INTERNATIONAL LIMITED


                           By: /s/ Thomas E. Sandell
                               ---------------------
                           Name:   Thomas E. Sandell
                           Title:  Director


                           CASTLERIGG INTERNATIONAL HOLDINGS LIMITED


                           By: /s/ Thomas E. Sandell
                               ---------------------
                           Name:   Thomas E. Sandell
                           Title:  Director


                           /s/ Thomas E. Sandell
                           ---------------------
                               Thomas E. Sandell

CUSIP No. 282914100                   13G                          Page 13 of 13


                                    EXHIBIT B

                     IDENTIFICATION OF MEMBERS OF THE GROUP



Castlerigg Master Investments Ltd.
Sandell Asset Management Corp.
Castlerigg International Limited
Castlerigg International Holdings Limited
Thomas E. Sandell